Exhibit (a)(2)(ii)

Recommendation Statement of

Portugal Telecom, SGPS, S.A.

Relating to the Offer to Purchase for Cash

All Ordinary Shares held by U.S. Holders and

All American Depositary Shares of

Portugal Telecom, SGPS, S.A.

by

Sonae, SGPS, S.A., Sonaecom, SGPS, S.A., and Sonaecom, B.V.

On February 15, 2007, Sonae, SGPS, S.A., Sonaecom, SGPS, S.A. (“Sonaecom”) and Sonaecom B.V. announced that they had increased the offer price in their unsolicited cash tender offer (the “U.S. Offer”) to purchase all of the outstanding ordinary shares, nominal value €0.35 each, held by U.S. holders and all outstanding American Depositary Shares (“ADSs”) (each representing one ordinary share) of Portugal Telecom, SGPS, S.A. (“PT” or the “Company”) from €9.50 per share to €10.50 per share (and the U.S. dollar equivalent per ADS).  Simultaneously with the U.S. Offer, Sonaecom and Sonaecom, B.V. are offering in Portugal to purchase for cash all of the shares, excluding shares held by U.S. holders, and all of the class A shares, nominal value €0.35 per share, of the Company, at the same price as offered for the shares in the U.S. Offer.

The Board of Directors of PT firmly believes that the revised offer continues to be inadequate.  The Board strongly recommends that you reject the Offer and do not tender your shares or ADSs.

The offer of €10.50 per share remains inadequate

•                  PT’s value has increased by €1.0 billion since Sonaecom’s initial offer in February 2006, which is in line with the increase of the revised offer.

•                  PT shareholders are not receiving any share of the synergy value benefit, estimated in an independent analysis prepared by external consultants Booz Allen Hamilton to be worth €2.6 billion to €2.9 billion.

•                  Sonaecom’s share price has increased by approximately 112% since the announcement of its original offer, confirming that the offer price represents a bargain for Sonaecom shareholders at the expense of PT shareholders.

•                  The offer is opportunistic in light of the European telecom sector index (Eurostoxx Telecom) increasing by 23% since Sonaecom announced its unsolicited offer on February 6, 2006.

Recent operational performance proves PT management’s effective execution

•                  PT’s 2006 year-end results have demonstrated the stronger performance of each business unit, confirming the further improvement of the Company’s operating momentum in the fourth quarter of 2006.

•                  PT’s management continues to deliver on its stated guidance by providing cash flow increases, testifying once again to its ability to effectively execute its strategy for PT.

PT is offering more value to its shareholders through a superior strategy and an enhanced remuneration package

PT’s management has revised the remuneration package it is offering to shareholders. The revised package consists of:

•                  The acquisition of own shares representing at least 16.5% of PT’s outstanding share capital at market prices of up to €11.50 per share, for a total amount of €2.1 billion.  This would be an on-market program, but the Board of PT reserves the right to optimize the program after the Sonaecom offer has lapsed.

•                  The payment of a May 2007 dividend equal to €47.5 cents and a commitment to an annual dividend payment of €57.5 cents per share for 2008 — 2009 after completion of the acquisition of own shares pursuant to the buyback program.

•                  Distribution of 180.6 million PTM shares to PT shareholders, equivalent to €2.0 billion, or €1.8 cents per share.

Under this package, the total remuneration to PT shareholders over 2006 — 2009 would amount to €6.2 billion, equivalent to €5.6 cents per share, or more than half of Sonaecom’s revised offer price, while allowing shareholders to retain 100% ownership of the significant value creation opportunity available in PT.

Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) and all the amendments thereto, which were filed by the Company with the Securities and Exchange Commission (“SEC”), as they contain important information.  In particular, Amendment No. 6, filed February 21, 2007, to the Recommendation Statement contains information about the calculation of amounts set forth above.  The Recommendation Statement, the amendments thereto and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

This statement contains forward-looking statements based on management’s current expectations or beliefs.  These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements.  Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.  These statements reflect PT’s current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that PT cannot assure you that the forward-looking statements contained in this Statement will be realized.  You are cautioned not to put undue reliance on any forward-looking information.

The Information Agent for the U.S. Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Call Collect (212) 929-5500

or Call Toll-Free (800) 322-2885

E_mail: tenderoffer@mackenziepartners.com

February 27, 2007